Exhibit 99.2

December 14, 2023

Dear Sirs/Mesdames:

Pembina Pipeline Corporation

Reference is made to the final prospectus supplement (the “Prospectus Supplement”) to the short form base shelf prospectus forming part of the Registration Statement on Form F-10 filed by Pembina Pipeline Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our firm name on the cover page of the Prospectus Supplement and under the headings “Certain Canadian Federal Income Tax Considerations”, “Eligibility for Investment”, “Legal Matters”, “Interests of Experts” and “Documents Filed as Part of the Registration Statement” and to our opinions under the headings “Certain Canadian Federal Income Tax Consequences” and “Eligibility for Investment”. In giving such consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP